SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ENDESA, S.A.
(Name of Subject Company)

ENDESA, S.A.
(Name of Person(s) Filing Statement)

Ordinary shares, nominal value €1.20 each

American Depositary Shares, each representing the right to receive one ordinary share
(Title of Class of Securities)

00029274F1
(CUSIP Number of Class of Securities)

Álvaro Pérez de Lema
Authorized Representative of Endesa, S.A.
410 Park Avenue, Suite 410
New York, NY 10022
(212) 750-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:
Sergio J. Galvis, Richard A. Pollack, Angel L. Saad
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
1 (212) 558-4000

☒  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

IMPORTANT LEGAL INFORMATION

This document has been made available to shareholders of Endesa, S.A. (the "Company" or "Endesa"). Investors are urged to read Endesa’s Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by the Company with the U.S. Securities and Exchange Commission (the "SEC"), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC's website at www.sec.gov and at the Company’s principal executive offices in Madrid, Spain.

Statements in this document other than factual or historical information are “forward-looking statements”. Forward-looking statements regarding Endesa’s anticipated financial and operating results and statistics are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Endesa’s control or may be difficult to predict. No assurances can be given that the forward-looking statements in this document will be realized.

Forward-looking statements may include, but are not limited to, statements regarding: (1) estimated future earnings; (2) anticipated increases in wind and CCGTs generation and market share; (3) expected increases in demand for gas and gas sourcing; (4) management strategy and goals; (5) estimated cost reductions and increased efficiency; (6) anticipated developments affecting tariffs, pricing structures and other regulatory matters; (7) anticipated growth in Italy, France and elsewhere in Europe; (8) estimated capital expenditures and other investments; (9) expected asset disposals; (10) estimated increases in capacity and output and changes in capacity mix; (11) repowering of capacity; and (12) macroeconomic conditions.

The following important factors, in addition to those discussed elsewhere in this document, could cause actual financial and operating results and statistics to differ materially from those expressed in our forward-looking statements:

•
Economic and Industry Conditions: Materially adverse changes in economic or industry conditions generally or in our markets; the effect of existing regulations and regulatory changes; tariff reductions; the impact of any fluctuations in interest rates; the impact of fluctuations in exchange rates; natural disasters; the impact of more stringent environmental regulations and the inherent environmental risks relating to our business operations; and the potential liabilities relating to our nuclear facilities.

•
Transaction or Commercial Factors: Any delays in or failure to obtain necessary regulatory, antitrust and other approvals for our proposed acquisitions or asset disposals, or any conditions imposed in connection with such approvals; our ability to integrate acquired businesses successfully; the challenges inherent in diverting management's focus and resources from other strategic opportunities and from operational matters during the process of integrating acquired businesses; the outcome of any negotiations with partners and governments; any delays in or failure to obtain necessary regulatory approvals (including environmental) to construct new facilities or repower or enhance our existing facilities; shortages or changes in the price of equipment, materials or labor; opposition of political and ethnic groups; adverse changes in the political and regulatory environment in the countries where we and our related companies operate; adverse weather conditions, which may delay the completion of power plants or substations, or natural disasters, accidents or other unforeseen events; and the inability to obtain financing at rates that are satisfactory to us.

•	Political/Governmental Factors: Political conditions in Latin America and changes in Spanish, European and foreign laws, regulations and taxes.

•
Operating Factors: Technical difficulties; changes in operating conditions and costs; the ability to implement cost reduction plans; the ability to maintain a stable supply of coal, fuel and gas and the impact of fluctuations on fuel and gas prices; acquisitions or restructurings; and the ability to implement an international and diversification strategy successfully.

•	Competitive Factors: the actions of competitors; changes in competition and pricing environments; and the entry of new competitors in our markets.

Further information about the reasons why actual results and developments may differ materially from the expectations disclosed or implied by our forward-looking statements can be found under “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2004.

Except as may be required by applicable law, Endesa disclaims any obligation to revise or update any forward-looking statements in this document.

New York, February 17th, 2006.- The following announcements will be published on Spanish media starting today and in the days ahead. The messages contained on those advertisements are:

On top
- Spain’s leading utility
- Europe’s top five utility
- World’s top ten in utility industry capitalization
Source: Bloomberg’s December 2005 report on market capitalization

On Progress
- Best net income ever published by the company: €3,182m (up 154%)
- Net income is €1,841m (up 60%) disregarding net capital gains from non core asset sales
- High income increases across all business lines with respect to 2004:
- Spain and Portugal €1,356m, up 52.9%
- Europe €425m, up 151.5%
- Latin America €262m, up 106.3%

Remuneration
- Proposal to distribute a €2.4 per share gross dividend against 2005 earnings subject to General Shareholder Meeting approval, with a final dividend of €2.095 per share payable on July 3, 2006, or a total of €2,541m.

These results are in accordance with IFRS

The company with the best outlook is already yours

On Progress
Endesa achieved outstanding results in 2005:
• Sales: €17,508m (up 30%)
• EBITDA: €6,020m (up 33%)
• Net income: €3,182m (up 154%)
• Net income, pre exceptionals: €1,841m (up 60%)
• Net income by business area:
- Spain and Portugal €1,356m (up 52.9%)
- Europe €425m (up 151.5%)
- Latin America €262m (up 106.3%)
• Total dividend to be distributed against 2005 results: €2,541m*
• Total 2005 dividend €2.4/share*

*Subject to General Shareholder Meeting approval

These results are in accordance with IFRS

On a roll
- We have leadership of the Spanish utility market
- Electricity sales increased over 12% in the markets we operate
- 60% increase in net income from ordinary activities (€1,841m)

Remuneration
- Obtaining a historical increase in net income: €3,182m (up 154%)
- Distribution of a total gross dividend against 2005 results of €2,541m. Maximum dividend per share to be paid is €2.4*

*Pending General Shareholder Meeting approval

The company with the best outlook is already yours

www.endesa.es